Cumberland House, 5th Floor 1 Victoria Street Hamilton, HM11 Bermuda (441) 292-7777

October 12, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant
Ibolya Ignat, Staff Accountant

Re:	GEROVA Financial Group, Ltd.
Forms 20-F and 20-F/A for Fiscal Year Ended December 31, 2009
Filed June 2, 2010 and June 16, 2010
Form 6-K for January 26, 2010
File No. 001-33916

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the Annual Report on Forms 20-F and 20-F/A for the fiscal year ended December 31, 2009 filed on June 2, 2010 and June 16, 2010, respectively, and Report of Foreign Private Issuer on Form 6-K filed on January 26, 2010, of GEROVA Financial Group, Ltd. (the “Company”) by letter dated September 29, 2010 to Mr. Michael Hlavsa, the Company’s Chief Financial Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

Form 20-F/A for the Fiscal Year Ended December 31, 2009

Item 16G. Corporate Governance and Exchange Act Reporting, page 84

1.	Comment:

You state that because a majority of your executive officers and a majority of the members of your board of directors are not United States citizens or residents and because substantially all of your assets are located outside of the United States and other relevant factors you believe that you are a foreign private issuer as such term is defined in Rule 3b-4 of the Exchange Act.  As 11.5 million of your 14 million shares outstanding at December 31, 2009 were issued in your U.S. initial public offering, it is unclear from your disclosure whether more than 50 percent of your outstanding voting securities are directory or indirectly held by persons that are not residents of the United States, as required by Rule 3b-4(c)(1) of the Exchange Act.  Please clarify for us how you qualify as a foreign private issuer under the Rules.  Please explain to us how you qualify both before and after your business combination transactions completed on January 20, 2010.

Response:

We note the Staff’s comment with respect to Item 16G of our Form 20-F/A filing. We believe that we qualify as a foreign private issuer under the language of Rule 3b-4(c) which states as follows:

“c.
The term foreign private issuer means any foreign issuer other than a foreign government except for an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter:

            1.          More than 50 percent of the issuer's outstanding voting securities are directly or indirectly held of record by residents of the United States; and

2.         Any of the following:

i.           The majority of the executive officers or directors are United States citizens or residents;

ii.           More than 50 percent of the assets of the issuer are located in the United States; or

iii.           The business of the issuer is administered principally in the United States.”

In order to not qualify as a foreign private issuer, a company must meet both of the tests set forth in clauses 1 and 2 above as of the last business day of its most recently completed second fiscal quarter, which for us is June 30 of each year.

We believe that we were a foreign private issuer for the period June 30, 2009 through June 30, 2010, because as of the measurement date of June 30, 2009, we did not meet any of the tests set forth in clause 2 as a majority of our executive officers and directors were not United States citizens nor residents, all of our assets, which primarily consisted of our $115 trust account representing proceeds of our initial public offering, was being held in financial institutions outside of the United States, and our business was administered outside of the United States by our board of directors and by a Business Combination Committee that consisted of three foreign directors. The Company has not determined whether or not it meets the test in clause 1 for the measurement date of June 30, 2009.

In addition, the Company believes that as of June 30, 2010, which is the most recent measurement period for determining foreign private issuer status, we continued to be a foreign private issuer as we did not satisfy any of the tests set forth in either clause 1 or clause 2.  At that time, (i) a majority of our voting securities were held by non-residents of the United States; and (ii) a majority of our executive officers and directors were neither United States citizens nor residents, more than 50% of our assets were located outside of the United States, and our business was administered principally outside of the United States.

Form 6-K for January 26, 2010

Asia Special Situation Acquisition Corp.

Unaudited Pro Forma Condensed Combined Financial Statements

2.	Comment:

Given the share issuances as a result of the Amalphis acquisition discussed in Notes 3 and 4(a) and the redemption of ordinary shares in Note 4(1), please explain to us why you do not reflect the Amalphis acquisition as a reverse acquisition of ASSAC.  Please see paragraphs B19 through B27 of IFRS 3 and reference for us the authoritative literature you rely upon to support your anticipated accounting.

Response:

In determining the accounting acquirer, the Company considered all pertinent facts and circumstances as of the acquisition date in making the final determination that the Company was the accounting acquirer.

As detailed in ASC 805-10-55-12, such pertinent facts and circumstances were effected by exchanging equity interests, include the following: (i) the relative voting rights in the combined entity after the acquisition, (ii) the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest, (iii) the compositing of the governing body of the combined entity, (iv) the composition of the senior management of the combined entity, and (v) the terms of the exchange of equity interests.

The acquisition of Amalphis, as well as the acquisition of the Stillwater and Wimbledon assets, was conceived and executed by the board of directors and senior management of the Company with the intent of adding additional new management and operating the resulting enterprise.  As such, the Company’s board of directors and senior management retained their respective positions in the combined entity and therefore have retained control of the combined entity following the acquisition.  In addition, through a shareholder’s agreement between the parties, the Company always has a majority of the Amalphis board along with other restrictive authority.  The Amalphis acquisition was one part of a larger plan in which the Amalphis shareholders end up owning only 9% of the combined enterprise.  This occurs because of the significant equity interests exchanged for the Stillwater Funds and Wimbledon Funds asset purchase (discussed in Note 6).   In addition, there were no groups of owners or organized groups that were considered to have a significant voting interest.

Therefore, the predominate factor in determining that the Company was the accounting acquirer was the consideration of the composition of the governing body and composition of senior management of the combined entity.  The Company’s boards of directors and senior management retained their positions in the combined entity and therefore have retained control of the combined entity following the acquisition.

Please note that to effect the North Star acquisition (discussed in Note 3), the Company was planning to convert to IFRS as issued by the IASB.  This transaction never materialized and it was determined that reporting under U.S. GAAP, as recognized by the Financial Accounting Standards Board, would best suit the Company.   There were no material adjustments to the pro forma financial statements resulting from the application of U.S. GAAP.

3.	Comment:

In Note 3 you disclose the issuance of equity securities as part of the consideration for your various transactions.  Please explain to us why it appears that you used an effective ordinary share price of $7.50 for the Stillwater and Wimbledon asset acquisitions while you appear to use an effective ordinary share price of $5.09 for the Amalphis acquisition.  Please reference for us the authoritative literature you relied upon to support your anticipated accounting.

Response:

As we disclosed in Note 3, the reduction of the effective ordinary share price from $7.50 to $5.09 was an attempt to give consideration to the effect of dilution from warrants on the share price.  As we have moved forward to the actual accounting for the purchase, we have come to the same conclusion as the Staff; namely that we cannot value the same security at two different amounts at the same time in connection with the different transactions.  As such, we are accounting for the purchase of Amalphis using the same effective ordinary share price of $7.50 that is being used for the purchase of the Stillwater and Wimbledon assets.  The effect on the transaction will be an increase in purchase price, shareholder equity and goodwill of approximately $19 million.  We believe that this difference, which will be reflected correctly in the final accounting, is not material to the pro-forma financial information that has already been presented.

*   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Michael Hlavsa

Michael Hlavsa
Chief Financial Officer